FOR IMMEDIATE RELEASE

JED OIL INC. ANNOUNCES INVESTMENT IN EXPLORATION COMPANY, SHAREHOLDER RIGHTS OFFERING AND SECOND QUARTER RESULTS

JED Oil Purchases 11% Of JMG Exploration, Inc., A Newly Formed U.S. Exploration Company

All dollar amounts quoted in this news release are in U.S. dollars.

Calgary, Alberta – Thursday, August 12, 2004 – JED Oil Inc. (Amex: JDO) today announced that it is participating in the formation of JMG Exploration, Inc. (JMG), a U.S. exploration company. Participation in JMG will provide JED with additional development opportunities which supplement the ongoing acquisition efforts of Enterra. It is anticipated that JMG will be active in both the U.S. and Canada. JED has agreed to invest $1,000,000 and has negotiated a right for JED shareholders to purchase up to 75% of JMG. JED will be represented with two seats on the five member JMG Board of Directors. Subject to regulatory approvals, JED shareholders will receive a transferable right to purchase one unit for every five shares of JED owned as of a record date to be established. The $4.00 unit will consist of one share of JMG common stock and one warrant to acquire an additional share at $4.25 per share. The warrants will have a one-year term. JMG plans to file a registration statement and prospectuses with the applicable regulatory agencies in September 2004 registering the rights and underlying common stock and warrants. It is expected that the rights, common stock and warrants will trade independently. By way of example, if a JED shareholder owns 1000 shares, that shareholder would be entitled to receive 200 units consisting of 200 common shares of JMG and 200 warrants entitling the holder to purchase one share of JMG at $4.25 within one year from the effective date of the registration statement. The unit price offered to JED shareholders is the same price offered to all other JMG shareholders. The record date for the rights offering will be set as soon as possible.

JED will continue its joint venture work with Enterra Energy Trust ("Enterra") (NASDAQ: EENC, TSX: ENT) on newly acquired properties and anticipates further development work on Enterra’s pending acquisition of Rocky Mountain Energy Corp. However, JED believes finding acquisitions that meet the criteria set forth by the Enterra/JED joint venture, such as Rocky Mountain Energy, are difficult in the current pricing environment. The arrangement with JMG is such that if JMG’s exploration efforts result in the discovery of commercially viable reserves with the potential for a substantive development project, JED will have the right to purchase up to 80% of the property and farmin or joint venture on predetermined terms to develop the property. JED also has the ability to transfer to Enterra its right to purchase the JMG properties and enter into a joint venture or farmin arrangement with both Enterra and JMG. "By definition, exploration is a riskier investment than the more development based operations JED was designed to perform," stated Reg Greenslade, Chairman and CEO. "JMG allows our shareholders the opportunity to invest in an exploration venture as well as providing development opportunities to JED once the exploration risk has been mitigated."

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JED Oil Inc. News Release Page 2

August 12, 2004

In addition to JED’s investment of $1,000,000 for 250,000 common shares, JMG has been financed by way of private placement of 1,950,000 convertible, partially redeemable preferred shares resulting in an initial capitalization of $8.8 million. Up to 80% of the preferred shareholders’ initial investment will be redeemed from proceeds of any rights exercised by JED shareholders. The rights will be priced at the same price as the initial preferred shares. If all of the JED rights are exercised, the capitalization of JMG will be JED owning 250,000 common shares, JED shareholders owning 1.9 million common shares and the current JMG preferred shareholders owning 390,000 common shares. The total capitalization of 2.54 million shares of common stock, 2.29 million warrants exercisable at $4.25/share and 487,500 warrants issued to JMG preferred shareholders exercisable at $6.00 per share. On a fully diluted basis, assuming the exercise of all warrants and preferred shares, 5,317,500 common shares would be outstanding.

To date, JMG has secured two exploration plays. JMG is currently drilling its first well, the Hooligan Draw Unit #1-AH in Wyoming. It plans to drill approximately 7,600 feet, then directionally drill to the Newcastle/Muddy Formation at approximately 8,300 feet and then horizontally drill up to 2,000 feet. This well is being drilled based on a 16 square mile 3-D seismic survey. The second play, in the Cutbank Sand field of Montana, covers 4,600 acres and is currently drilled on 40 acre spacing. Most of the surrounding properties offsetting the Cutbank field have been successfully downspaced to 20 acre spacing. The initial program entails working over eight existing wells including cleanouts, swab tests and possible reperforating and stimulation treatments. If successful, JMG will drill five additional wells in the field and assuming a favorable result, an infill development program has been created to drill up to 94 additional wells. The average production rate from these wells is anticipated to be 30 to 40 bbls per day of light crude per well.

Second Quarter Operating Results

The second quarter is the first reporting period for the Company since becoming an operating company. The second and third quarters should be viewed as a starting point to the anticipated growth of production in JED during the fourth quarter and throughout 2005. The Company began to generate production volumes and revenue in May. For the two-month period of May and June, the Company had an average production rate of 200 boe/day and exited the second quarter with a production rate of approximately 225 boe/day.

Revenue for the second quarter was $396,171, resulting in a net loss of $291,676 and negative cash flow of $61,005. "We are pleased with our financial and operational results during the start up phase of our Company," stated Bruce Stewart, Chief Financial Officer of JED. "We believe our results in the latter part of 2004 will reflect a shift from the start up phase to that of an operating company."

During the second quarter, JED had capital expenditures of $3,610,401 focusing on the drilling of five oil wells and two gas wells, the installations of compression and battery facilities and concentrating on the reduction of operating costs on the joint venture lands. JED has recently tied-in two successful gas wells which will generate additional production volumes in the third quarter.

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JED Oil Inc. News Release Page 3

August 12, 2004

"We have been reviewing the potential upside from the pending Rocky Mountain Energy acquisition recently announced by Enterra and look forward to entering into a joint venture arrangement to develop properties once this acquisition has closed," said Tom Jacobsen, President and Chief Operating Officer of JED. "With the participation in JMG and ongoing development opportunities with Enterra, we look forward to accelerated growth for JED."

Established in September 2003, JED Oil Inc. is an oil and natural gas company that has recently commenced operations and plans to develop and operate oil and natural gas properties principally in western Canada. JED Oil plans to expand the scope of its operations to the Western United States, where it plans to conduct exploration and development activities in connection with JMG and Enterra.

The senior officers and several of the directors of JED, Enterra and JMG have equity ownership in all three companies. As these three companies have close working relationships, several of these individuals also hold executive positions and/or serve on the Board of Directors of all three companies. Reg Greenslade is Chairman & CEO of JED and Chairman of Enterra; Tom Jacobsen is President, COO and Director of JED and a Director of JMG; Herman (Scobey) Hartley is President and Director of JMG and a Director of Enterra, Randall Gates is CFO of JMG and Director of JED and Ludwig (Louie) Gierstorfer is a Director of JED and JMG.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This news release contains forward-looking statements that are subject to risk and uncertainties, including, but not limited to, the impact of competitive services, demand for services like those provided by the company and market acceptance risks, fluctuations in operating results, cyclical market pressures on the oil and natural gas industry and other risks detailed from time to time in the company's filings with Securities and Exchange Commission. JED Oil undertakes no obligation to update or revise any forward-looking statements whether as a result of new developments or otherwise.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Company Contacts: or                                                                                                       Investor Relations Counsel

JED Oil Inc.                                                                                                                          The Equity Group Inc.

Reg Greenslade, Chairman & CEO                                                                                 Linda Latman (212) 836-9609

Bruce Stewart, CFO                                                                                                           Sarah Svindland (212) 836-9611

(403) 537-3250                                                                                                                  www.theequitygroup.com

www.jedoil.com